

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 30, 2018

Erik Young
Senior Vice President and Chief Financial Officer
PBF Energy Inc.
One Sylvan Way, 2nd Floor
Parsippany, NJ 07054

      Re: PBF Energy Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed February 23, 2018
              File No. 1-35764

Dear Mr. Young:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Karl Hiller

                             Karl Hiller
                             Branch Chief
                             Office of Natural Resources